Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following is a slide presentation from the transaction call hosted by The Walt Disney Company on December 14, 2017 to discuss the transaction:

 December 14, 2017    Bob Iger Chairman and CEO  Christine McCarthy Sr. EVP and CFO

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction between The Walt Disney Company ("Disney") and Twenty-First Century Fox, Inc. ("21CF"), Disney and 21CF will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary ("SpinCo"), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. **INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.** Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21st CENTURY FOX
1211 Avenue of Americas
New York, NY 10036
Attention: Investor Relations
1 (212) 852 7059

THE WALT DISNEY COMPANY
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Attention: Disney Shareholder Services
1 (855) 553 4763

PARTICIPANTS IN THE SOLICITATION

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF's Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney's Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

©Disney The Walt Disney Company 2

 3  Cautionary language concerning forward-looking statements  Cautionary notes on forward looking statementsThis communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) as well as management’s response to any of the aforementioned factors.These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to SpinCo. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of SpinCo are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.The financial information in this presentation includes financial information that is not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures, including EBITDA, may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. Non-GAAP measures in this presentation may be calculated in a way that is not comparable to similarly titled measures reported by other companies.

 December 14, 2017    Bob Iger Chairman and CEO  Christine McCarthy Sr. EVP and CFO

 Overview Strategic RationaleTransaction SummaryFinancial Highlights  today’s presentation

 “The acquisition of this stellar collection of businesses from 21st Century Fox reflects the increasing consumer demand for a rich diversity of entertainment experiences that are more compelling, accessible and convenient than ever before.”   - Bob Iger

 7    television  (30%)  (75%)  (30%)  (39%)  (30%)    FILM    DTC  Transaction enhances Disney’s position as a premier, truly global entertainment company, and significantly enhances our ability to offer innovative direct-to-consumer offerings that consumers increasingly demand  overview  (1)  (1) Represents key assets being acquired

                 8  Strategic Rationale  Broadens our global direct-to-consumer (DTC) capabilities, which will allow us to deliver a more compelling entertainment experience to consumers  Expands our global reach in attractive, rapidly growing regions and provides new avenues for growth  Delivers attractive financial benefits – $2B in cost synergies, accretive to EPS for the second fiscalyear post close (excluding purchase accounting) and enhances long-term growth profile  21st Century Fox’s premier film and television studios and respective libraries significantly enhanceour content output capability and world-class portfolio of intellectual property

       9  premier television and film content  Long-Standing and Successful Production Studios  Popular Contentand Franchises  RespectedConsumer Brands        Adds attractive IP and provides an opportunity to reunite Star Wars (Episode IV) and Marvel IP  21st Century Fox’s film and television studios enhance our content output and intellectual property portfolio     (1)  (1) Consolidation of Sky is subject to successful completion of 21st Century Fox’s planned acquisition of the 61% stake in Sky plc it does not own

 10  unitedstates  latinamerica  india  europe(1)  global SPORTS PLATFORM      15 of 30 Teams  17 of 30 Teams  12 of 30 Teams  BCCI  BRAZIL  EX-BRAZIL  21st Century Fox’s global sports platform – 22 Regional Sports Networks in the U.S. and an attractive portfolio of key rights and properties in Europe, India and Latin America – complements ESPN’s U.S. business, enabling it to serve sports fans globally   EX-BRAZIL  BRAZIL  Regional              (1) Consolidation of Sky is subject to successful completion of 21st Century Fox’s planned acquisition of the 61% stake in Sky plc it does not own

 11  global reach   Significant global reach in content production and distribution across Europe, India and Latin America  Authentic local presence in several key high-growth regions, including ownership of 69 channels in India through STAR India  Expands our reach in the U.K., Germany and Italy, and provides access to meaningful local content production and Europe’s leading sports platforms and channels  (1)  350+ channels across 170 countries through Fox Networks International  (1) Consolidation of Sky is subject to successful completion of 21st Century Fox’s planned acquisition of the 61% stake in Sky plc it does not own

 12  enhanced global dtc opportunity  30%  (OTT – UK / Italy)  (OTT – Germany)  21st Century Fox’s portfolio and DTC capabilities will complement our DTC strategy, result in a majority stake in Hulu and enable the creation of more engaging experiences for consumers around the world  (1)  30%    60%    30%  (1) Consolidation of Sky is subject to successful completion of 21st Century Fox’s planned acquisition of the 61% stake in Sky plc it does not own

             13  world-class content

TRANSACTION SUMMARY

PURCHASE PRICE	• Disney acquires 21st Century Fox for $52.4B in equity consideration plus assumption of net debt and certain other liabilities • 100% stock deal • 21st Century Fox shareholders will receive 0.2745 Disney shares for each share of 21st Century Fox[(1)]
PRO FORMA OWNERSHIP	• Disney to issue ~ 515M shares • Disney shareholders to own ~ 75% of pro forma company; 21st Century Fox shareholders to own ~ 25% • Final number of shares issued will be adjusted for changes in estimated tax liability between sign and close
SEPARATION OF SPINCO AT CLOSE	• New public company (SpinCo) to be formed via a taxable spinoff to existing 21st Century Fox shareholders – taxable to 21st Century Fox, not its shareholders • Disney to assume ~ $8.5B estimated tax liability offset by ~ $8.5B cash dividend paid by SpinCo (subject to adjustment) • Disney to keep any cash generated by assets it is purchasing between signing and closing
SKY	• 21st Century Fox previously announced an all-cash proposal to acquire the 61% of Sky it doesn't already own for $15B • 21st Century Fox's obligations pursuant to the existing proposal are unchanged • Disney's acquisition of 21st Century Fox is not contingent on Sky transaction closing
APPROVALS AND CLOSING	• Subject to approval by 21st Century Fox and Disney shareholders, regulatory approvals and other customary closing conditions • Expected to close in 12-18 months

(1) Exchange ratio based on Disney share price of $102, which represents the preceding 30-day volume weighted average price of Disney stock at the time the exchange ratio was agreed upon

©Disney
The Walt Disney Company
14

15  financial highlights – valuation  Price per share     ( x ) 21st Century Fox Shares Outstanding     Equity Purchase Price       11.9x  8.3x  Adj. EV/EBITDA  Adj. EV/EBITDA  Fox (RemainCo) CY18E EBITDA   Fox (RemainCo) CY18E EBITDA (including $2B run-rate cost synergies)  (1) Exchange ratio (0.2745) x $102 per share, which represents the preceding 30-day volume weighted average price of Disney stock at the time the exchange ratio was agreed upon(2) Reflects value at 21st Century Fox’s existing offer price of £10.75 per share and FX rate of $1.33/£(3) CY18E EBITDA based on 21st Century Fox management estimate(4) Reflects estimated $2.0B of run-rate synergies  (billions except per share amount and exchange ratio)  Exchange Ratio     ( + ) Debt (as of 9/30/17)   ( - ) Cash (as of 9/30/17)   ( + ) Est. Tax liability Created By Spin-Off  ( - ) Est. Cash Dividend Received From SpinCo  Enterprise Value   ( - ) Equity Investment in Sky  ( - ) Other Equity Investments, Net of Minority Interests  Adjusted Enterprise Value   Enterprise Value   $28.00  1.87  $52.4  $20.0  $6.3  $8.5  $8.5  $66.1  0.2745    $66.1   $9.6  $1.0  $55.5   $4.7   $6.7    (1)   (2)   (3)   (4)  (3)

             16  financial highlights – key benefits   Accelerates revenue and operating income growth driving significant value for shareholders  Significant opportunities for operating efficiencies resulting in $2B of annual cost savings by 2021  Accretive to EPS for the second fiscal year post close, excluding the impact of purchase accounting      Committed to strong balance sheet and strong investment grade ratings

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